Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (212) 415-3574

John D. Wren
Chief Executive Officer
Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022

> **Re:**   **Omnicom Group Inc.**
> **Definitive Schedule 14A**
> **Filed April 23, 2007**
> **File No. 1-10551**

Dear Mr. Wren:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Corporate Governance, page 1

Board Operations, page 2

1. Refer to your disclosure on page three regarding the governance committee. Please disclose the "additional information and materials required by [y]our by-laws" that a shareholder must provide you in order to nominate a director candidate. See Regulation S-K Item 407(c)(2).

Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

Omnicom's Executive Compensation Program and Philosophy, page 5

2. On page five you state that, to achieve the overarching goal of your compensation program, you pay each executive based on, in part, "individual performance of such executive officer, which is measured by looking at factors such as the success of such executive's individual business unit…, his contribution to that success, and various personal performance factors…." You also state that "there is no standard compensation formula that can be applied to all of [y]our executives." On pages seven through nine you make similar statements about the individually-tailored considerations the compensation committee makes in determining base salary levels and incentive compensation amounts. Throughout your Compensation Discussion and Analysis, please disclose more specifically how the committee's or the board's consideration of these individual performance, subjective and other mentioned factors resulted in the amounts the committee or the board determined each officer earned for each compensation element for the last completed fiscal year.

Determination of Compensation Awards and Competitive Considerations, page 6

3. Refer to your disclosure on pages six and seven regarding your compensation consultant's work and the committee's considerations of competitive information. Identify all of the companies that you considered for benchmarking purposes, and indicate why you chose these companies for purposes of benchmarking your executive compensation. Discuss how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation. See Regulation S-K Item 402(b)(2)(xiv). Also discuss how the compensation committee used the benchmarking information to determine the levels and elements of your executive officer compensation. Please explain the references to "competitive" and "highly competitive" compensation. Disclose targets for total

and/or individual elements of compensation. Disclose actual compensation as a percentile of the peer group data and, where the actual percentile differs from the target, explain why.

4.   You disclose on page six that the chief executive officer "annually reviews the performance of each named executive officer, excluding himself," and recommends to the compensation committee the compensation for the other named executive officers. Please describe what aspects of performance or other factors the chief executive officer considered in reaching his recommendation for each of the other named executive officers.

Annual Performance-Based Compensation Awards, page 7

5.   Refer to your disclosure on page eight regarding when the compensation committee establishes performance criteria and bonus award targets for the fiscal year. To the extent you have available information regarding such criteria and targets for the current fiscal year because you already have set such criteria and targets, please disclose them in your Compensation Discussion and Analysis or provide supplemental analysis consistent with comment below. See Instruction 2 to Regulation S-K Item 402(b)(2).

6.   On page eight you disclose the types of performance measures the committee established for determining annual incentive compensation for the last fiscal year. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how you determine the officer's achievement levels for that performance measure.

7.   For each named executive officer, disclose how much weight you give to achievement of Omnicom performance goals versus individual or network performance goals in determining annual performance-based compensation awards.

8.   Refer to your discussion on page eight regarding the possibility of discretionary adjustments to incentive awards by the committee. Clarify whether discretion has

been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce the size of any award or payout. Identify any particular exercises of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Regulation S-K Item 402(b)(2)(vi). Also indicate whether there are any guidelines the committee has followed in exercising its discretion regarding the matters listed on page eight, and, if there are any, explain what those guidelines are.

Long-Term Incentive Compensation, page 9

9.   Please disclose more specifically how the factors considered by the committee led to the level of restricted stock awards granted to each of the named executive officers.

10.   Disclose the performance goals for the vesting of options that you reference in footnote three to the outstanding equity awards table. See Instruction 2 to Item 402(b) of Regulation S-K.

Employment and Retention Agreements, page 10

11.   We note the various arrangements you have with the named executive officers and various scenarios described in the section starting on page 17. Please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, discuss why the termination payment arrangements contain the terms and payout levels set forth in your disclosure.

Summary Compensation Table, page 13

12.   You disclose in note five to the "All Other Compensation" column of the summary compensation table that Mr. Roberts received a special bonus. Please describe the special bonus paid to Mr. Robertson so that it is apparent why he received the bonus and why you have not included this amount in the bonus column of the table.

Directors' Compensation for Fiscal 2006, page 22

13.   To the extent applicable, disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

14. For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel